On *Thursday, October 6th*, we are launching our investment crowdfunding opportunity and if it is something that makes sense for you, you can invest.

I know that this might be the first time that you're investing in a company outside of the stock market -or even investing at all- and you probably have questions. How can you invest? How will you make money?

We want to make sure that you have all of the information you need, so we'll be hosting an IG live on *Tuesday, October 4th at 11:30 am EST* to discuss everything you might want to know. Please feel free to drop any and all questions down in the comments!

Thank you so much for being in this with us. I can't tell you how much it means to me.

📷 credit to these amazing moms:
1. @mothermadelactation
2. @amandavilate
3. @destiniliann
4. UNC Ob/Gyn Residents
5. Ceres Chill mom Stacey
6. @curlydollmere
7. @awkwardturtle30
8. @patlauren

.

.

.

#breastmilkstorage #travelingmom #mominvented #supportingmoms #breastfeeding #chestfeeding #momsonthego #supportsmallbusiness #breastfeedingessential #breastfeedingfriendly #breastfedbaby #newmom #breastmilksupply #breastfeedingjourney #appreciationpost #momsofinstagram #pumpingmom #pumpmamapump #momsonthego #breastmilksupply #womeninvestors #workingmom #investinginmyfuture #crowdfundingproject #formulastorage

Just to let you know: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Alanna!

Let's celebrate! Thanks to your support and investment, we've already:

🗺️ Initiated a deal to offer Ceres Chill on 30 military bases around the world
🥛 Improved the design of the Milkstache to make it even more user-friendly
🦸‍♀️ Launched our two new Shield Maiden sizes in November 2022
🍁 Cut shipping cost and time to Canada in half
🎉 And so much more (including developing new products)

What's better than a Limited Edition Chiller and bubbly?

When you get it all for 25% off!*

We are all about badass women (and tasty wine), so we've teamed up with Badass Mom Wine to bring you a non-alcoholic option that includes the *best* zero-proof wine out there. Now until tomorrow, October 20th at 11:59 PM EST, use the code **BADASSMOM** at checkout to toast your awesomeness!

BONUS Flash Sale!

Yasss! 25% off flash sale from 1pm - 2pm EST on Sunday, October 23rd. Treat yourself to everything you've had your eye on with the code **GETPUMPED**.*

All my best,



Lisa Myers
Founding Mama
Ceres Chill

Invest in Ceres Chill
Wefunder and the SEC want you to know that we are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

**While supplies last.*

Help is a click away!

Our customer service team is always available to help you. Just click here to contact us.

Hi! It's Lisa from Ceres Chill 🤓 Wefunder and the SEC want you to know that we are currently 'testing the waters' 🐟 to gauge investor interest in an offering under Regulation Crowdfunding. No money 💸 or other consideration is being solicited. If sent, it will not be accepted. No offer 🙅‍♀️ to buy securities will be accepted. No part of the purchase price will be received until a Form C 📄 is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind 👌

10/17/2022, 3:02 PM

Now that we got that out of the way...I wanted to reach out to tell you about the epic investment crowdfunding campaign that we recently launched! This company has grown so much over the last few years, and we wanted to share the success with all of our Ceres Chill moms. If it is something that makes sense for you, you can invest. As we grow, so will you!

Check out the link below for more information! The opportunity to invest will be open to everyone until October 20th at 11:59 EST. Thank you so much for being in this with us. https://www.emotve.o...

Hi Alanna!

I have some really exciting news...*drumroll please*...

The patent for our Breastmilk Chiller has finally been granted! As of October 2022, the Chiller is officially #patented, and we have several other patent-pending products in review.

My patent journey was far from easy - a lot of things are stacked against women inventors, and being able to protect our intellectual property is just one of those things. According to the US Trademark and Patent Office, all-female invented patents account for just 4% of ALL issued patents.

Now we are a part of that 4%.



Pump Equipment
Threaded neck
Lid
Center Chamber for milk
milk
Cooling Chamber
insulation
Figure 5: Large container

Original drawing by Lisa Myers for her provisional patent

I am so incredibly proud of this creation, and having it legally protected makes us so much stronger as a company. Check out our latest blog posts about our patent information and the extreme gender-patenting gap on the Ceres Series Blog.

PS - Have you seen all of the amazing comments from the moms who have invested in Ceres Chill?! There are only 9 days left to invest on Wefunder, so if you have any questions at all, please feel free to reach out to us at info@cereschill.com.

Best,
Lisa Myers
Founding Mama
Ceres Chill

Invest in Ceres Chill

Wefunder and the SEC want you to know that we are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Oct 4 at 3:57 PM

Hi Alanna!

As you may already know, we just launched our crowdfunding investment campaign and we got so many amazing questions from our moms after we reached out about it! Questions like…

- is there a minimum investment?
- what are our plans for the money we raise?
- how will you make money?
- how can you get started investing?

We just had an incredible IG live with a crowdfunding expert to talk about all this and more, so we wanted to share it with you in the hopes that it answers any questions that you might have. You can access the video on Wefunder at the bottom of the page!

Check out some other cool links below:

Wefunder FAQ

SEC Spotlight on Crowdfunding

If you have a question that wasn't answered, please feel free to reach out to us at anytime. We're always available to help! The investment opportunity will be open to all of you from now until October 20th, 2022.

Also, in other exciting news...our patent on the Chiller just issued today! So many epic things are happening!

Best,
Lisa Myers
Founding Mama
Ceres Chill

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Help is a click away!

Our customer service team is always available to help you. Just click here to contact us.

Follow Us On

Facebook Instagram Youtube Email

Ceres Chill
Posted by Instagram
Sep 28 ·

We want to take a moment to say a huge thank you to all of our incredible moms and customers...and to announce something really exciting for Ceres Chill! 😎

You may have already heard that this company has grown so much over the last few years:

1️⃣ Hundreds of five star reviews
2️⃣ An *amazing* return customer rate (because one chiller is never enough!)
3️⃣ SO much great feedback from all of you that has allowed us to expand our accessories line and improve on our existing epic chillers.

So many of our dreams for parents have come true, and we're still going! We would have never been able to do any of this without you, and I feel so lucky to be a part of something so important.

I thought a lot about it and looked at all the options for the company... and I just knew that we needed to share the success with the people that matter most - all of you.

On *Thursday, October 6th*, we are launching our investment crowdfunding opportunity and if it is something that makes sense for you, you can invest.

I know that this might be the first time that you're investing in a company outside of the stock market -or even investing at all- and you probably have questions. How can you invest? How will you make money?

We want to make sure that you have all of the information you need, so we'll be hosting an IG live on *Tuesday, October 4th at 11:30 am EST* to discuss everything you might want to know. Please feel free to drop any and all questions down in the comments!

Thank you so much for being in this with us. I can't tell you how much it means to me.

📸 credit to these amazing moms:
1. @mothermadelactation
2. @amandavilate
3. @destiniliann
4. UNC Ob/Gyn Residents
5. Ceres Chill mom Stacey
6. @curlydollmere
7. @awkwardturtle30
8. @patlauren
.
.
.
#breastmilkstorage #travelingmom #mominvented #supportingmoms #breastfeeding #chestfeeding #momsonthego #supportsmallbusiness #breastfeedingessential #breastfeedingfriendly #breastfedbaby #newmom #breastmilksupply #breastfeedingjourney #appreciationpost #momsofinstagram #pumpingmom #pumpmamapump #momsonthego #breastmilksupply #womeninvestors #workingmom #investinginmyfuture #crowdfundingproject #formulastorage

Just to let you know: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CERESCHILL
Posts

cereschill We want to take a moment to give a huge thank you to all of our incredible moms and customers...and to announce something really exciting for Ceres Chill! 😎

You may have already heard that this company has grown so much over the last few years:

1️⃣ Hundreds of five star reviews
2️⃣ An *amazing* return customer rate (because one chiller is never enough!)
3️⃣ SO much great feedback from all of you that has allowed us to expand our accessories line and improve on our existing epic chillers.

So many of our dreams for parents have come true, and we're still going! We would have never been able to do any of this without you, and I feel so lucky to be a part of something so important.

I thought a lot about it and looked at all the options for the company... and I just knew that we needed to share the success with the people that matter most - all of you.

On *Thursday, October 6th*, we are launching our investment crowdfunding opportunity and if it is something that makes sense for you, you can invest.

I know that this might be the first time that you're investing in a company outside of the stock market -or even investing at all- and you probably have questions. How can you invest? How will you make money?

We want to make sure that you have all of the information you need, so we'll be hosting an IG live on *Tuesday, October 4th at 11:30 am EST* to discuss everything you might want to know. Please feel free to drop any and all questions down in the comments!

Thank you so much for being in this with us. I can't tell you how much it means to me.

📸 credit to these amazing moms:
1. @mothermadelactation
2. @amandavilate
3. @destiniliann
4. UNC Ob/Gyn Residents
5. Ceres Chill mom Stacey
6. @curlydollmere
7. @awkwardturtle30
8. @patlauren

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.